September 29, 2005

Room 4561

Warren C. Jenson
Executive Vice President, Chief Financial and Administrative
Officer
Electronic Arts Inc.
209 Redwood Shores Parkway
Redwood City, California 94065

Re:	Electronic Arts Inc.
	Form 10-K for Fiscal Year Ended March 31, 2005
Forms 10-Q for the Fiscal Quarters Ended June 30, 2005
	File No. 000-17948

Dear Mr. Jenson:

      We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2005

Item 7: Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Comparison of Fiscal 2005 to Fiscal 2004

Cost of Goods Sold, page 29

1. You disclose on page 29 that you have incurred costs related to non-recurring rebates. Explain to us the nature of these rebates, why you believe they are non-recurring, how you have accounted for these customer incentive programs and how your accounting complies with EITF 01-09.

Note 1 Description of Business and Summary of Significant
Accounting
Policies

(k) Revenue Recognition, page 67

2. We note that approximately 10% of revenues and 13.5% of accounts receivable for fiscal 2005 are from Pinnacle, your largest indirect sales relationship. You disclose on page 11 that Pinnacle holds product on consignment until shipment to the retailer. Tell us how you are accounting for consignment sales and how you considered Question 2 of SAB Topic 13:A:2.

3. We note that in your quarter ended March 31, 2005 you incurred higher actual returns and price protection than you had anticipated and do not anticipate accepting returns or price protection on unsold product in the distribution channels existing at March 31, 2005. Provide us with the following information for product returns you have accepted and price protection granted:

* Quantify the amount of returns accepted and price protection granted during each period presented and how they impacted operations.
* How historical returns and price protection have compared to your estimated allowances.
* Explain how the amount of future returns can be reasonably estimated and the period of time you have accepted returns after product sale. Tell us how you have considered the factors in paragraph 8 of SFAS 48.
* Describe the terms of your price protection provisions, explain to us how you account for price protection arrangements and reference the guidance that supports your accounting.
* Quantify the anticipated impact on operations of not accepting any returns of product in the distribution channel at March 31, 2005. Explain to us the contractual basis for non-acceptance of returns.

Note 18 Quarterly Financial and Market Information (unaudited), page
97

4. With regards to your footnote (b), tell us the nature of the
$15
million in litigation expenses recorded and the $18 million bonus expense reversal in the fourth quarter 2005. Further tell us when the original bonus expense was recorded and why the reversal and timing of the reversal is appropriate.


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Melissa Rocha at (202) 551-3854 or me at
(202)
551-3730 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


Craig Wilson
Senior Assistant Chief Accountant

??

??

??

??

Warren C. Jenson
Electronic Arts Inc.
September 29, 2005
Page 1